Celanese Europe Holding GmbH & Co. KG
Frankfurter Strasse 111, 61476 Kronberg im Taunus
Announcement
Limited offer of
Celanese Europe Holding GmbH & Co. KG
(formerly named BCP Crystal Acquisition GmbH & Co. KG)
an indirect wholly owned subsidiary of
Celanese Corporation
to all minority shareholders of (außenstehende Aktionäre)
Celanese AG
– ISIN DE 0005753008 / Wertpapierkenn-Nr. 575 300 –
for the acquisition of their registered ordinary shares with no par value against payment of fair cash compensation
pursuant to § 305 para. 1 of the German Stock Corporation Act (Aktiengesetz)
I.	Offer of Fair Cash Compensation pursuant to § 305 of the German Stock Corporation Act

On June 22, 2004, Celanese Europe GmbH & Co. KG, Kronberg im Taunus (formerly named BCP Crystal Acquisition GmbH & Co. KG) (“CEH“) entered into a domination and profit and loss transfer agreement (Beherrschungs- und Gewinnabführungsvertrag) (“Domination Agreement”) with Celanese AG, Kronberg im Taunus. The general meeting of Celanese AG approved the Domination Agreement at the extraordinary general meeting on July 30 and 31, 2004. The existence of the Domination Agreement was entered into the commercial register of Celanese AG on August 2, 2004 and became effective on October 1, 2004.

In accordance with the provisions of German stock corporation law, CEH has agreed (“Mandatory Offer“) under the terms of the Domination Agreement, at the request of each minority shareholder of Celanese AG, to acquire such minority shareholders’ registered ordinary shares with no par value of Celanese AG for a payment of cash compensation (Barabfindung) of EUR 41.92 per share (the “Cash Compensation“). The Cash Compensation carries interest in the amount of 200 basis points above the respective base interest rate pursuant to § 247 German Civil Code (Bürgerliches Gesetzbuch) per annum, as reduced by any guaranteed dividend payments (Ausgleich).

II.	Increase of the Mandatory Offer to EUR 51.00 per Share

On August 19, 2005 CEH has reached an agreement with two investment funds on the purchase of the funds’ shares of Celanese AG. Pursuant to the same agreement, CEH agreed to increase the Cash Compensation of EUR 41.92 per non-par value share of Celanese AG set forth in the Domination Agreement by EUR 9.08 (,,”Additional Compensation“) to EUR 51.00 (“Increased Cash Compensation“) for all other minority shareholders who tender their shares and agree to waive their right to conduct special award proceedings (Spruchverfahren) and their right to the result of such proceedings by executing and delivering the waiver letter described below (“Waiver“) to their depository bank, in each case by September 29, 2005, 6:01 p.m. CEST.

Persons who have already tendered their shares in the Mandatory Offer and continue to hold supplementary rights to a possible increase of the Cash Compensation may also execute the Waiver and receive the Additional Compensation.

The Additional Compensation shall – except for interest in case of a delayed payment in accordance with applicable German law – not carry interest.

Minority shareholders of Celanese AG who do not accept the Limited Offer for the Increased Cash Compensation may tender their shares for payment of the Cash Compensation.

III.	Waiver

The Waiver shall contain the name and the residence/registered office of the minority shareholder and the statement

–
for how many shares in Celanese AG that are currently held by the minority shareholder, the minority shareholder accepts the limited offer for increased cash compensation of EUR 51.00 per share under the Domination Agreement; and/or

–
for how many shares in Celanese AG with regard to which the offer for cash compensation at a rate of EUR 41.92 under the Domination Agreement was already accepted, the minority shareholder requests the incremental amount of the increased cash compensation.

2.	Furthermore, the Waiver shall contain the following wording:

“I/we hereby declare and agree vis-à-vis Celanese Europe Holding GmbH & Co. KG, in connection with the Domination Agreement, and in consideration of receiving the Increased Cash Consideration or the Additional Compensation, as applicable, in connection with the Domination Agreement that I/we/the company I/we represent:

–
have/has not filed, and will not file, any application for the initiation of special award proceedings pursuant to Sec. 1 no. 1 of the German Special Award Proceedings Act, or have/has withdrawn any such pending applications in an irrevocable and binding manner;

–
waive(s) my/our/its right to initiate and carry out special award proceedings pursuant to Sec. 1 no. 1 of the German Special Award Proceedings Act for the purposes of determining a fair compensation in connection with the Domination Agreement;

–	have/has not joined, and will not join, applications pursuant to Sec. 1 no. 1 Special Award Proceedings Act in any other way, whether directly or indirectly;

–
waive my/our/its right to compensation determined in special awards proceedings pursuant to Sec. 1 no. 1 Special Award Proceedings Act by the court or in an agreement to settle such special award proceedings.

Furthermore, I/we hereby represent and warrant vis-à-vis Celanese Europe Holding GmbH & Co. KG that (i) I/we/the Company I/we represent validly own(s) the shares of Celanese AG tendered hereby, free and clear of any liens or other third party’s rights; and/or that (ii) I/we/the company I/we represent continue(s) to hold the respective supplementary rights to a possible increase of the Cash Compensation and that I/we/the company I/we represent have/has not assigned such rights to a third party, as the case may be.

IV.	Execution of the Amended Mandatory Offer

A prerequisite for any payment under the Limited Offer is the timely receipt of the duly executed Waiver by the respective depository bank. Former minority shareholders who have already tendered their shares into the Mandatory Offer under the Domination Agreement against payment of the Cash Compensation shall, however, receive the Additional Compensation only if they continue to hold the supplementary rights to a possible increase of the Cash Compensation and have presented to CEH in addition to the Waiver evidence of their right to receive the Additional Compensation in the form as described below. In addition to the foregoing, no additional acceptance declaration shall be required to accept the Limited Offer.

The Additional Compensation (for former shareholders, who have already tendered their shares into the Mandatory Offer) or the Increased Cash Compensation (for minority shareholders who now accept the Limited Offer), respectively, shall be paid within ten banking days in Frankfurt am Main, Germany, following the timely receipt of the duly executed Waiver and evidence of their right to receive the Additional Compensation.

The Limited Offer shall, for all former shareholders who have already tendered their shares into the Mandatory Offer as well as for all minority shareholders who accept the Limited Offer, be free of any charges, fees and costs.

The details with regard to the acceptance and execution of the Limited Offer will be communicated to the minority shareholders separately by their depositary banks.

Kronberg im Taunus, August 30, 2005
Celanese Europe Holding GmbH & Co. KG
The Management